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                              October 26, 2023

       Brent Beal
       Chief Executive Officer
       ETX Park Fund #2, LLC
       203 East Main, Suite 200
       Nacogdoches, TX 75961

                                                        Re: ETX Park Fund #2,
LLC
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 23,
2023
                                                            File No. 024-12222

       Dear Brent Beal:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

       Form 1-A filed October 23, 2023

       Risk Factors
       Potential Conflicts of Interest, page 11

   1. We acknowledge your revised disclosures in response to prior comment 2 that any amounts owed on the
Austin Bank lien above the purchase price in the option agreement between ETX Park Fund
#1 and the Company will be paid for by ETX Park Fund #1.
                                                        Please further revise
your disclosures to reconcile this intention with your statement in your risk factor
disclosure that "[t]he Company has no intention of exercising the option if the Proceeds are not
sufficient to lift the lien held by Austin Bank." Please also add disclosure on your
cover page regarding the conflicts of interest relating to your proposed use of proceeds.
 Brent Beal
ETX Park Fund #2, LLC
October 26, 2023
Page 2

       Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,
FirstName LastNameBrent Beal
                                                          Division of
Corporation Finance
Comapany NameETX Park Fund #2, LLC
                                                          Office of Real Estate
& Construction
October 26, 2023 Page 2
cc:       Nicholas Antaki
FirstName LastName